SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR September 16, 2003

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP
                       Tax ID (CNPJ) # 43.776.517/0001- 80
                             Publicly-Traded Company

                    NOTICE TO HOLDERS OF 5TH DEBENTURE ISSUE

We hereby  notify  holders  of the 5th  Series of  debentures  of  Companhia  de
Saneamento  Básico  do Estado de São Paulo – SABESP  (the  “Company”)  that,  in accordance  with the terms of item 4.11 of Clause IV of  “Registry of 5th Series
Public Issue of  Non-Convertible  Debentures,  in two  tranches,  unsecured,  of
Companhia de Saneamento  Básico do Estado de São Paulo – SABESP”,  as amended on
April 29, 2002 and May 13, 2002,  the Board of Directors of the Company,  during its 595th  meeting on  September  16, 2003,  deliberated  on the proposal of the following  conditions  for  repricing  the 5th Series Issue of  Debentures  (the
“Debentures”), first and second tranches:

(i)  The new interest  calculation  period,  during which the conditions  remain unaltered for the first and second series will begin on October 1, 2003 and terminate on April 1, 2005, upon which date the first amortization  payment for the Debentures is due.

(ii) The  Debentures  for the first tranches will have rights to interest due on the unamortized nominal unit value of the Debentures,  as established based on the average  change in the overnight  Interbank  rate (DI)  expressed in annual  percentage  points,  based on 252 days,  calculated  and set by the
     Central Custodian and Financial  Liquidation of Securities (CETIP),  plus a spread  of 2.0%  (two  percent)  per  annum,  calculated  from  the date of repricing  (October 1, 2003),  according to the formula  established in the
     Offering Circular.

(iii)The unamortized  nominal unit value of the second tranche of the Debentures will be  adjusted  from their  date of issue by the IGP-M - General  Market
     Price Index, as calculated by Fundação Getúlio Vargas, and will have rights to payment of interest at a fixed rate of 12.7% (twelve and seven tenths of one percent) per annum.  Interest will be paid on the nominal unit value of the second tranche, as adjusted by inflation and compounded daily, based on a year of 252 (two  hundred  and fifty two)  working  days from the date of repricing  (October 1, 2003),  according  to a constant  formula as per the
     Offering Circular.

(iv) Interest of the first  tranche of the  Debentures  following  the repricing will be paid  quarterly,  as determined by subitem 4.4.1 of item 4.4 of the
     4th clause of the Offering Circular on the following dates:

First Tranche
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              Interest Payment                                 Payment Date
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                 1st Payment                                   01.Jan.2004
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                 2nd Payment                                  01.April.2004
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                 3rd Payment                                   01.July.2004
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                 4th Payment                                 01.October.2004
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                 5th Payment                                 01.January.2005
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                 6th Payment                                  01.April.2005
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(v)  Interest  on  the  second  tranche  of  Debentures,  in  the  new  interest calculation  as set  forth  in sub item  4.4.2 of item 4.4 of the  Offering
     Circular,  will be paid annually on the dates listed below, except that the payment  of  monetary  restatements  will be paid with the  payment  of the nominal unit value of the Debentures, which should occur at amortization or at the next repricing for those  Debenture  holders who do not agree to the conditions  fixed by the issuer or decide to sell their  Debentures  due to the non-publishing of interest payment terms for the following period.

2nd Tranche
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              Interest Payment                                 Payment Date
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
                 1st Payment                                  01.April.2004
---------------------------------------------------------------------------------------------
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                 2nd Payment                                  01. April.2005
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(vi) The Debentures  will be subject to the same  conditions  established in the
     Offering Circular that have not been altered by the deliberation  described herein.

The  Fiduciary  Agent of the Debenture  holders is Planner  Corretora de Valores
S.A.

The  debenture  holder that do not agree to the  conditions  established  by the
Board of Directors of the Company published herein may, between the 10th and the
5th working day  (including)  prior to the  termination  of the  Interest-Paying
Period,  or, from September 17 to 24, 2003,  manifesting  through the respective custodian  the right to  exercise  the  option to sell their  Debentures  to the
Issuer.

The Company  promises to purchase up to the total amount of the  Debentures  for which Debenture  holders do not accept conditions fixed here for the unamortized nominal  unit  value  including  accrued  interest  due  up to the  date  of the effective  purchase.  The purchase by the Company of Debentures will be realized on October 1, 2003 with the payment to Debenture  holders realized in accordance with the terms set forth in the Offering Circular.  No premium will be owed as a result of the purchase to which this notice refers.

                         São Paulo, September 16, 2003.

                               Finance Department

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: September 16, 2003

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic and Financial Director and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.